

Stop 7010

July 20, 2007

Via U.S. mail and facsimile

Mr. Sheridan B. Westgarde
Chairman and Chief Executive Officer
Aquatic Cellulose International Corporation
331 4th Street NE
Salmon Arm, B.C., V1E 4P2, Canada

> **Re:** **Aquatic Cellulose International Corporation**
> **Amendment No. 1 to Information Statement on Schedule 14C**
> **Filed June 14, 2007**
> **File No. 0-27063**
>
> **Form 10-KSB/A for the year ended May 31, 2006**
> **Form 10-QSB for the quarter ended August 31, 2006**
> **Form 10-QSB for the quarter ended November 30, 2006**
> **Form 10-QSB for the quarter ended February 28, 2007**
> **File No. 0-27063**

Dear Mr. Westgarde:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Information Statement on Schedule 14C

General

1. Please disclose the information required by Item 3 of Schedule 14C.

2. We note your response to the comment in the second bullet point of comment 1 from our letter dated May 11, 2007. Please

disclose the information required by paragraphs (b) and (d) of Item 11 of Schedule 14A.

3.   We note your response to comment 2 from our letter dated May 11, 2007. Please disclose the information required by Item 7 of Schedule 14A. In addition, please describe the plan of reorganization, including disclosing the information set forth in your response.

4.   We reissue comments 49 and 51 from our letter dated November 8, 2005, as you have not provided responses.

Additional Information, page 2

5.   We note the reference in the first sentence of the first paragraph to Form 10-K and Form 10-Q. It does not appear you file these Exchange Act reports but rather you file Forms 10-KSB and 10-QSB. Please revise accordingly.

6.   We note the disclosure in the second and third paragraphs and have the following comments:

- Please relocate this disclosure to the last page of the information statement as required by paragraph (c)(2) of Item 13 of Schedule 14A.

- Please be advised that you may not incorporate by reference unless the incorporated document is delivered with the information statement. As such, the Form 10-QSB must be delivered with the information statement. Please revise accordingly. Please refer to paragraph (b)(2) of Item 13 of Schedule 14A.

- Please clearly disclose that the Form 10-KSB is incorporated by reference into the information statement.

Amendments to the Articles of Incorporation, page 4

7.   We note the disclosure in the third paragraph on page 5. Please revise to disclose the material terms of the convertible debentures and warrants, as well as the terms of the securities purchase agreement.

8.   We note the disclosure in the second to last paragraph on page 5. Please disclose the amount of liquidated damages and the number of shares issuable in payment of these damages.

9.   We note the disclosure in the last paragraph on page 5. Please confirm that you have no obligations to issue shares of common stock, other than as disclosed in this paragraph. In this regard, we note the potential liquidated damages.

10.   We note the disclosure on page 6 regarding the series A preferred stock. Please describe in greater detail the transactions in which the series A preferred stock were issued. In this regard, please disclose the information set forth in your response to the first bullet point of comment 1 from our letter dated May 11, 2007. In addition, we note that certain of the shares were issued in settlement. Please briefly describe the original transactions related to this settlement.

Form 10-KSB/A for the year ended May 31, 2006

11.   We note your response to prior comment 4. Please be advised that we are still reviewing your responses with respect to the comments on the Exchange Act reports and may have additional comments upon the completion of our review.

Item 8A. Controls and Procedures, page 17

Evaluation of Controls and Procedures, page 17

12.   We note that the evaluation was conducted as of September 30, 2006. However, the evaluation required by Item 307 of Regulation S-B must be conducted as of the end of the period covered by the report. Please advise. Refer to Item 307 of Regulation S-B. Please also comply with this comment in each of your quarterly reports on Form 10-QSB for the quarters ended August 31, 2006, November 30, 2006, and February 28, 2007.

Form 10-QSB for the quarter ended August 31, 2006
Form 10-QSB for the quarter ended November 30, 2006
Form 10-QSB for the quarter ended February 28, 2007

Cover Page

13.   Please revise the cover page of each Form 10-QSB to reference the correct file number. In this regard, we note that the file number appears to be 0-27063 and not 0-21384.

Changes in Internal Control

    14.   Please revise to disclose the information required by Item 308(c) of Regulation S-B for the respective period of each report. In this regard, we note that each report currently discusses events that occurred in May 2006.

<p align="center">*   *   *   *</p>

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

                            Sincerely,

                            Jennifer Hardy
                            Branch Chief

cc: Ms. Christine Zurich
       Anslow & Jaclin, LLP
       195 Route 9 South, Suite 204
       Manalapan, NJ 07726